COMPASS Pathways granted two US patents

London, UK – 23 March 2021

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, announced today that it has been granted two new patents by the US Patent and Trademark Office (USPTO). These patents cover oral formulations of COMPASS’s synthetic psilocybin in the treatment of major depressive disorder (MDD), which includes treatment-resistant depression (TRD).

US Patent No 10,954,259 was granted on 23 March 2021, with claims to COMPASS’s high-purity crystalline psilocybin (including the form used in its synthetic formulation, COMP360), pharmaceutical formulations containing crystalline psilocybin and methods of treating MDD with the crystalline psilocybin.

US Patent No 10,947,257 was granted on 16 March 2021, with claims to oral dosage forms of crystalline psilocybin and methods of treating MDD with the oral dosage forms.

“These patents are a critical milestone in our efforts to establish a new evidence-based option to help patients with depression in the US,” said George Goldsmith, CEO and Co-founder of COMPASS Pathways. “Through these grants, the USPTO has recognised our innovations. These decisions enable us to continue to do the highest quality clinical research, and bring potentially life-changing care to patients who might benefit from this therapy.”

COMPASS’s first US patent, No 10,519,175, was granted in December 2019 and covers the use of formulations of COMPASS’s high-purity crystalline psilocybin in psilocybin therapy for patients with TRD.

COMP360 is being investigated in a phase IIb clinical trial of psilocybin therapy for TRD. COMPASS received Breakthrough Therapy designation from the US FDA for this application in 2018. Data from the phase IIb trial is expected in late 2021.

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About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com

COMPASS Pathways plc is a UK company registered in England and Wales with company #12696098 and its registered office at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT

Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, COMPASS’s business strategy and goals, the benefits of additional patent protection to help achieve these goals, and COMPASS’s expectations regarding the benefits of its psilocybin therapy. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical research and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.

Enquiries

Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423
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